Cyber Informatix, Inc.
 1785 E. Sahara Avenue, Suite 490, Las Vegas, Nevada 89104.
Tel: (306)529-2652, Fax: (306)352-1597

September 29th, 2009	VIA: EDGAR submission

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0304
USA

Re:          Cyber Informatix, Inc.
File No. 333-154610

Attention: David Edgar – Staff Accountant

Pursuant to your letter dated September 23, 2009:

1.   We (the “company”) provide the following statement fully acknowledging the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

2.   Pursuant to the notification contained in our Item 4.01 Form 8-K/A filed on EDGAR on September 17, 2009, we have engaged Seale & Beers, CPAs, a PCAOB registered accounting firm, to audit our fiscal year ended June 30, 2009 and to re-audit our fiscal year-ended June 30, 2008. These audited financial statements will be included in our upcoming annual Form 10-K filing for the year-ended June 30, 2009.

Sincerely,

CYBER INFORMATIX, INC.,

Per: /s/  Donald C. Jones
Donald C. Jones, Chief Executive Officer
(Principal Executive Officer) Chief Financial Officer,
Chief Accounting Officer (Principal Financial Officer)
Director

Per: /s/ Terry G. Bowering
Terry G. Bowering, Secretary, Treasurer
Director